

May 22, 2014

Via E-Mail
Veronica Trifon
Chief Executive Officer
ILoadApp
190/1 Alba Iulia St.
Chisinau, Moldova MD2071

> **Re:** **ILoadApp**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed April 25, 2014**
> **File No. 333-190786**

Dear Ms. Trifon:

We have reviewed your amended registration statement and response letter dated April 24, 2014, and have the following comments. Unless otherwise noted, where prior comments are referenced, they refer to our letter dated December 6, 2013.

Registration Fee Table

1. We note that you have revised the fee table in response to prior comment 2. Please review the fee table to ensure that the information is accurate. Refer, for example to Footnote 4 and revise as appropriate.

Cover Page

2. We note your response to prior comment 4 and we are unable to concur with your assertion that you are not a shell company as defined in Rule 405. In particular we note that as of February 28, 2014 you had no significant cash on hand, no contracts regarding your proposed business, and that as of April 25, 2014, you had not recognized any revenues. We also note the disclosure in your amended filing that you "have not yet developed any market-ready educational software applications" and that you "currently do not have any customers." Accordingly, as previously requested, disclose that you are a shell company on your prospectus cover page and add a risk factor that highlights the consequences of being a shell company.

Veronica Trifon
ILoadApp
May 22, 2014
Page 2

<u>Prospectus Summary</u>

<u>Terms of the Offering, page 6</u>

3.   Please revise your disclosure relating to the "No Minimum" feature of the offering to clarify that funds will be placed in a separate account under your control and will be available to you immediately upon receipt.

        Please contact Ivan Griswold, Staff Attorney, at (202) 551-3853 or, in his absence, me at (202) 551-3457 with any questions.

                                        Sincerely,

                                        /s/ Maryse Mills-Apenteng

                                        Maryse Mills-Apenteng
                                        Special Counsel

cc: <u>Via E-Mail</u>
        Thomas C. Cook, Esq.
        The Law Offices of Thomas C. Cook, Ltd.